Att
2/10/2004

04001637

VF 1-30-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED JAN 20 2004 WASH. D.C. 153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Hathaway Hopper
d/b/a Hopper Securities - Vermont

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Laurel Hill Drive
(No. and Street)

South Burlington (City) VT (State) 05403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise A. Myers, CPA 802-655-3801 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Myers Tax & Accounting Services, P.C.
(Name – *if individual, state last, first, middle name*)

293 Main Street (Address) Winooski (City) VT (State) 05404 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DR 2/11

OATH OR AFFIRMATION

I, Jackson H. Hopper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hopper Securities - Vermont, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner
Title

Notary Public (Expires 2/10/07)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Myers Tax & Accounting Services, P.C.

293 Main Street – Suite A
Winooski, Vermont 05404
Tel. (802) 655-3801
Fax (802) 655-3803

Denise A. Myers, CPA
Richard F. Lewonski, RPA, EA, ABA, ATA

January 16, 2004

Hopper Securities - Vermont
226 Laurel Hill Drive
So. Burlington, VT 05403

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Hopper Securities of Vermont (a proprietorship) as of December 31, 2003 and the related statements of income, owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of the owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Hopper Securities of Vermont as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Myers Tax & Accounting Services, PC

Myers Tax & Accounting Services, PC
License Number 92-0000606

HOPPER SECURITIES - VERMONT

FINANCIAL STATEMENTS

DECEMBER 31, 2003

SEC FILE NO.
8-44230
EXHIBIT A

HOPPER SECURITIES - VERMONT

BALANCE SHEET
DECEMBER 31, 2003

ASSETS	
CURRENT ASSETS:	
Segregated Cash	$ 966
Cash	3,070
Receivables from Brokers	0
Receivables from Customers	0
TOTAL CURRENT ASSETS	**$ 4,036**
PROPERTY AND EQUIPMENT:	
Furniture and Equipment	$ 6,349
Less: Accumulated Depreciation	6,349
TOTAL PROPERTY AND EQUIPMENT	**$ 0**
INVESTMENTS (At Cost)	**$73,890**
TOTAL ASSETS	**$77,926**
LIABILITIES AND OWNER'S EQUITY	
CURRENT LIABILITIES	
Payable to Brokers or Dealers	$ 0
Payable to Customers	0
Accounts Payable	500
TOTAL LIABILITIES	**$ 500**
OWNER'S EQUITY (EXHIBIT D)	**$77,426**
TOTAL LIABILITIES AND OWNER'S EQUITY	**$77,926**

See Accompanying Notes and Auditor's Report

SEC FILE NO.
8-44230
EXHIBIT B

HOPPER SECURITIES - VERMONT

STATEMENT OF INCOME
FOR THE PERIOD ENDED
DECEMBER 31, 2003

INCOME:	
Commission Income	$ 0
Other Commission Income	0
Mutual Fund Income	10,102
Other Income	3,600
TOTAL INCOME	**$ 13,702**
EXPENSES:	
Telephone	$ 1,751
Office Supplies	2.015
Bank and Clearing Charges	866
Dues and Assessment	2,551
Commission Expense	1,991
Subscriptions	139
Professional Services	1,095
Health Insurance	4,762
Bad Debt	0
Gifts	100
TOTAL EXPENSES	**$ 15,270**
NET OPERATING INCOME	**$ <1,568>**
OTHER INCOME (EXPENSES)	
Interest Income	$ -0-
Interest Expense	(500)
Dividend Income	1,979
TOTAL OTHER INCOME (EXPENSES)	**$ 1,479**
NET INCOME	$ <89>

See Accompanying Notes and Auditor's Report

SEC FILE NO.
8-44230
EXHIBIT C

HOPPER SECURITIES - VERMONT

STATEMENT OF CASH FLOWS
PERIOD ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income <Loss>	$<89>
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Proceeds on Sale of Investments	0
(Increase) Decrease Receivables from Brokers	0
Increase (Decrease) Accounts Payable	100
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 11**
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of Investments	0
CASH FLOW FROM FINANCING ACTIVITIES	
Withdrawals by Owner	0
NET INCREASE (DECREASE) IN CASH	**$ 11**
CASH AT BEGINNING OF YEAR	**$4,025**
CASH AT END OF YEAR	**$4,036**

SUPPLEMENTAL DISCLOSURES

Interest Paid	$ 500

See Accompanying Notes and Auditor's Report

SEC FILE NO.
8-44230
EXHIBIT D

HOPPER SECURITIES - VERMONT

STATEMENT OF PROPRIETOR'S CAPITAL
DECEMBER 31, 2003

PROPRIETOR'S CAPITAL - DECEMBER 31, 2002	$	77.515
NET INCOME (EXHIBIT B)		<89>
OWNER'S WITHDRAWALS		0
PROPRIETOR'S CAPITAL - DECEMBER 31, 2003	**$**	**77,426**

See Accompanying Notes and Auditor's Report

SEC FILE NO.
8-44230
EXHIBIT D-1

HOPPER SECURITIES - VERMONT

STATEMENT OF COMPREHENSIVE INCOME
DECEMBER 31, 2003

NET INCOME - EXHIBIT B	$	<89>
OTHER COMPREHENSIVE INCOME, NET OF TAX		
Unrealized Gains on Securities		
Unrealized Holding Gains Arising During the Period		232,448
TOTAL COMPREHENSIVE INCOME	$	232,359

Myers Tax & Accounting Services, P.C.
293 Main Street – Suite A
Winooski, Vermont 05404
Tel. (802) 655-3801
Fax (802) 655-3803

Denise A. Myers, CPA
Richard F. Lewonski, RPA, EA, ABA, ATA

AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The information included in the accompanying exhibits F, G, G-1, H, letter of affirmation, material inadequacy and report on applying agreed upon procedures as of December 31, 2003 is presented as a requirement of this report. Such information has been subjected to Generally Accepted Auditing Standards as was applied in the audit of the basic financial statements. In our opinion, the supplementary information set forth in the selected financial path for the period ending December 31, 2003 is fairly stated in all material respects in relation to the financial statements from which it has been derived.

January 16, 2004

Myers Tax & Accounting Services, PC
Myers Tax & Accounting Services, PC
License Number 92-0000606

SEC FILE NO.
8-44230
EXHIBIT F

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2003

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, Beginning of Period	-0-
Balance, End of Period	-0-

SEC FILE NO.
8-44230
EXHIBIT G

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Owner's Equity - Per Focus Report	$ 77,426
Additions	0
Deductions	0
Net Capital as Adjusted	**$ 77,426**

The calculation of unaudited Part II for Net Capital was found to be substantially correct.

January 16, 2004

Myers Tax & Accounting Services PC
MYERS TAX & ACCOUNTING SERVICES, PC
LICENSE NO. 92-0000606

SEC FILE NO.
8-44230
EXHIBIT G-1

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2003

NET CAPITAL COMPUTATION

Total Owner's Equity from Financial Statement	$ 77,426
Unrealized Gains from Investments	232,448
Net Capital Before Haircut	309,874
Less: Non Allowable Assets (Warrants)	7,200
Commitments	81,600
Net Capital	**$ 221,074**
Minimum Capital Required	$ 100,000
Excess Net Capital	121,074
Less: 10% of Aggregate Indebtedness of $1000	(100)
Excess Net Capital	**$ 220,974**

SEC FILE NO.
8-44230
EXHIBIT H

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

Exemption Provisions From Rule 15c3-3

28. B.(K)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained

HOPPER SECURITIES - VERMONT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

A. BASIS OF ACCOUNTING

Hopper Securities - Vermont, a proprietorship is engaged in the securities broker business. The business operation receives and purchases securities per customer's request and operates primarily in the Chittenden County area of Vermont. The company's financial statements are presented in accordance with generally accepted accounting principles.

B. SEGREGATED CASH

A special account for specific customer funds received on the sale and purchase of security investments for the customer.

C. ACCOUNTS RECEIVABLE

The accounts receivable are stated at net realizable value. Owner believes no allowance for bad debts is necessary as of December 31, 2003.

D. PROPERTY AND EQUIPMENT

Property and equipment are reflected at cost and depreciated on the straight-line method.

E. INVESTMENTS

The owner classifies its marketable equity securities as investment. Realized gains and losses are included in earnings based on the period the specific identifiable stock is sold. Unrealized gains or losses are reported in other comprehensive income. The owner must maintain a minimum capital in the form of cash and marketable securities. The investments are reflected at cost on the balance sheet versus fair value which is a departure from Generally Accepted Accounting principles.

The investments are as follows:

	Shares	Cost	Unrealized Gain (Loss)	Fair Value
International Business Machines Inc.	3,142	$ 62,565.58	$228,635.42	$291,201.00
NASDAQ Warrants	300	3,300.00	(3,300.00)	-0-
NASDAQ Common Stock	300	3,900.00	(3,900.00)	-0-
Oracle Corporation	600	4,124.85	3,813.15	7,938.00
TOTAL		**$ 73,890.43**	**$225,248.57**	**$299,139.00**

F. **INCOME TAXES**

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources, accordingly, no provision for income taxes is made in these statements.

G. **USE OF ESTIMATES**

The preparation of financial statements in conformity with generally accepted accounting principles requires the owner to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

I do affirm that there are no assets, liabilities, and accountabilities, contingent or otherwise, which apply to this business that are not recorded on our business books at December 31, 2003.

January 16, 2004

Jackson H Hopper - Owner

HOPPER SECURITIES - VERMONT

There has been no material inadequacy found to exist or found to have existed since the date of the previous audit, December 31, 2003.

January 16, 2004

Myers Tax & Accounting Services PC
MYERS TAX & ACCOUNTING SERVICES PC
VT LICENSE NO. 92-0000606